UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hallmark Cards, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,885,502 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5 herein.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). H.A., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,885,502 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5 herein.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). H C Crown Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,885,502 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.1%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5 herein.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hallmark Entertainment Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,817,071 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,817,071 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,817,071 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.0%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5 herein.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hallmark Entertainment Investments Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,817,071 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,817,071 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,817,071 shares of Class A common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.0%

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See Item 5 herein.

(2)  Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

This Schedule 13D/A Amendment No. 11 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D, as it has been amended from time to time, is hereby further amended as follows:

HCC Debt

As of December 31, 2009, Issuer’s outstanding indebtedness and accounts payable (the “HCC Debt”) to H C Crown Corp. (“HCC”) and its affiliates was in excess of $1.1 billion.  HCC is a wholly owned subsidiary of Hallmark.

The HCC Debt (excluding accounts payable) is subject to that certain Waiver and Standby Purchase Agreement (as amended) that provides, among other things, that during the Waiver Period (which, unless earlier terminated as provided in the Waiver and Standby Purchase Agreement, is scheduled to expire on May 1, 2010), HCC will not accelerate the maturity of the HCC Debt, initiate proceedings for the collection of the HCC Debt, foreclose on the collateral security for the HCC Debt, or commence or participate in certain bankruptcy proceedings with respect to Issuer.

Original Proposal Regarding Recapitalization

Pursuant to a proposal letter to the Issuer, dated May 28, 2009 (the “May 28 Proposal”), which letter was filed as an exhibit to Hallmark’s Schedule 13D/A Amendment No. 9 filed on May 28, 2009, in lieu of exercising other rights available to Hallmark upon the expiration of the Waiver Period, including foreclosing on the collateral security or commencing certain bankruptcy proceedings, HCC proposed a recapitalization of the HCC Debt (a “Recapitalization”).  Under the May 28 Proposal, $500 million of the HCC Debt would have been converted into new debt and the balance of the HCC Debt would have been converted into convertible preferred stock.

Special Committee

On June 8, 2009, the Issuer’s Board of Directors empowered a special committee of its Board of Directors, consisting of Herbert Granath, Drue Jennings (Chairman) and Peter Lund (all of whom are independent of Hallmark) (the “Special Committee”) to, among other things, (i) consider the terms of the May 28 Proposal, (ii) negotiate with HCC with respect to the terms and conditions of the HCC proposed Recapitalization, and, if the Special Committee deemed it appropriate in its sole discretion, to recommend or not recommend the HCC proposed Recapitalization, (iii) direct management in regard to its participation in the Special Committee’s review of the HCC proposed Recapitalization, (iv) review, comment on, and participate in the drafting of any definitive agreement and any other documents with respect to the HCC proposed Recapitalization, (v) consider such matters as it deemed advisable with respect to the HCC proposed Recapitalization, and (vi) report to the Issuer’s Board of Directors the recommendations and conclusions of the Special Committee with respect to what action, if any, should be taken by the Issuer’s Board of Directors and the Issuer with respect to the HCC proposed Recapitalization as a whole or any aspect of the HCC proposed Recapitalization.  Further, the Special Committee was authorized to retain and compensate, at the Issuer’s expense, such advisors, including financial and legal advisors and other experts, as the Special Committee deemed appropriate to assist it.

The Term Sheet

After lengthy negotiations between HCC and the Special Committee and each of their respective advisors, HCC and the Special Committee have negotiated and on February 9, 2010 signed a non-binding term sheet (the “Term Sheet”) setting forth the terms of a proposed Recapitalization.  In the Recapitalization as set forth in the Term Sheet, $315 million of the HCC Debt would be converted into new debt, $185 million of HCC Debt would be converted into convertible preferred stock, and the balance of the HCC Debt would be converted into common stock.  A copy of the Term Sheet, executed by HCC and a representative of the Special Committee, has been filed as an exhibit to this Schedule 13D/A Amendment No. 11 and is incorporated by reference herein.

The Special Committee has negotiated aggressively on behalf of the minority stockholders and obtained many concessions from HCC regarding the Recapitalization.  Upon consummation of the Recapitalization, the Hallmark priority claims would be reduced by over $600 million, and minority stockholders would hold approximately 10% of the common stock of the Issuer with the potential opportunity to share in the value of the Issuer over the $500 million of debt and preferred stock to be held by HCC.  In addition, as set forth in the Term Sheet, the Special Committee negotiated for, and obtained, a requirement that minority stockholders receive a premium for their common stock over the value to be received by HCC in the event of a sale of the Issuer on or prior to December 31, 2013.  Hallmark believes that the Recapitalization would also provide the Issuer with an improved capital structure that reduces its indebtedness by approximately $790 million and provides the Issuer with better overall terms for its new indebtedness than would be available in the credit markets.

The Term Sheet is not a legally binding agreement, and there can be no assurance as to when, if ever, a Recapitalization will be consummated and, if consummated, whether the terms will be the same or different than those set forth in the Term Sheet.  Although the Reporting Persons have disclosed the intention to enter into a Recapitalization, the Reporting Persons do not intend to amend this Schedule 13D to reflect any changes in the terms of a Recapitalization as set forth in the Term Sheet, including the terms of the New Debt or the Convertible Preferred Stock, prior to such time, if ever, as definitive documents with respect to a Recapitalization are executed.

Stockholder Litigation

For years, Hallmark has provided the Issuer with much-needed liquidity to support significant capital investments and the growth of the Issuer’s business.  Hallmark has also provided the Issuer with a royalty-free license agreement to use the Hallmark trademark to enhance the Issuer’s on-air presence and revenue potential.  These benefits were provided to the Issuer at what Hallmark believes to be less than market rates, which Hallmark believes historically conferred an indirect benefit on the non-Hallmark stockholders of the Issuer.

Hallmark believes that the stockholder litigation challenging the May 28 Proposal initiated by S. Muoio & Co. LLC and filed in the Delaware Court of Chancery on July 13, 2009 (“Stockholder Litigation”) is premised on baseless valuation assertions and other claims that have either been resolved in prior litigation or are not properly before the Court.

Hallmark believes that the validity of the HCC Debt is not subject to challenge.  The 2001 library transaction and related debt transactions referenced by the Stockholder Litigation were the subject of a 2001 class action lawsuit brought in the Delaware Court of Chancery.  That Court, after notice and hearing, approved a settlement on April 18, 2002, and entered an Order and Final Judgment with respect thereto forever dismissing “with prejudice all claims, rights, demands, suits, matters, causes of action, or issues of any kind or nature whatsoever, whether known or unknown, that have been or could have been asserted in the Action. . .”  In addition, the HCC Debt has been consistently recognized as debt by the Issuer’s Board of Directors and has been publicly disclosed as such in the Issuer’s SEC filings.  Hallmark also believes that some of the claims alleged by the plaintiff are barred by the statute of limitations or other applicable defenses.

Reservation of Rights

HCC has reserved all of its rights and remedies in the event that the Recapitalization is not consummated.  In such event, upon expiration of the Waiver Period, HCC may seek payment with respect to the HCC Debt and, if payments required with respect to such HCC Debt are not made, to exercise rights and remedies available to HCC pursuant to the contracts underlying the HCC Debt and applicable law.  Such exercise of rights and remedies may include the commencement of proceedings under Title 11 of the United States Code (the U.S. Bankruptcy Code), the foreclosure upon collateral for the HCC Debt, the commencement of other collection proceedings against the Issuer or the proposal of the merger or sale of the Issuer or all or substantially all of the Issuer’s assets.  Alternatively, HCC may simply choose to collect all of the Issuer’s free cash flow for the foreseeable future.  Such actions may have one or more of the effects described in the Instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, as it has been amended from time to time, is hereby amended by replacing the third paragraph thereof with the following:

Hallmark Cards, H.A., Inc., HCC, Hallmark Entertainment Holdings, HEIC, Liberty Crown, VISN and J.P. Morgan Partners could be deemed to have formed a group in connection with the execution of the HEIC Contribution Agreement and the consummation of the transactions contemplated thereunder.  Each Reporting Person hereby disclaims the existence of such a group with Liberty Crown, VISN or J.P. Morgan Partners.  The number of shares reported in this Schedule 13D does not include (and each Reporting Person disclaims beneficial ownership of) any shares of Common Stock beneficially owned by each of Liberty Crown, VISN and J.P. Morgan Partners independent of their ownership of HEIC.

Item 7.	Material to be Filed as Exhibits.
(1) Non-binding Recapitalization Term Sheet, between HCC and the Special Committee of the Issuer’s Board of Directors, dated February 9, 2010.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010	HALLMARK CARDS, INCORPORATED

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: Executive Vice President-Chief Financial Officer

Dated: February 9, 2010	H.A., INC.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: February 9, 2010	H C CROWN CORP.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: February 9, 2010	HALLMARK ENTERTAINMENT HOLDINGS, INC.

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: President

Dated: February 9, 2010	HALLMARK ENTERTAINMENT INVESTMENTS CO.

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc., Hallmark Entertainment Investments Co., H C Crown Corp. and H.A., Inc. are set forth below.  The business address for each of the directors and executive officers of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co. is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the directors and executive officers of H C Crown Corp. is c/o H C Crown Corp., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  The business address for each of the directors and executive officers of H.A., Inc. is c/o H.A., Inc., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION

Herman Cain	Director; Chief Executive Officer of T.H.E. New Voice, Inc.
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Chairman of the Board of United Stationers, Inc.
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Jack Moore	President-Hallmark Gold Crown of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake-Cox	Senior Vice President-Creative of Hallmark Cards, Incorporated
Dean Erlandson	Senior Vice President-Mass Customers of Hallmark Cards, Incorporated
Bill Guibor	Senior Vice President-Chief Operating Officer of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-Strategic Planning and Finance of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Consumer Solutions of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Leroy Burney	Senior Vice President-Supply Chain and Business Enablement of Hallmark Cards, Incorporated
Daniel S. Krouse	Operations Vice President-Logistics Solutions of Hallmark Cards, Incorporated

H.A., INC.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President; Finance Manager III of Hallmark Cards, Incorporated
Peter Marshall	Director and Vice President; Corporate Accounting and Reporting Director of Hallmark Cards, Incorporated
Kari Johnson	Director and Vice President, Controller
Jody Parks	Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino	Director and Vice President

H C CROWN CORP.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President; Finance Manager III of Hallmark Cards, Incorporated
Peter Marshall	Director and Vice President; Corporate Accounting and Reporting Director of Hallmark Cards, Incorporated
Kari Johnson	Director and Vice President, Controller
Jody Parks	Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino	Director and Vice President

HALLMARK ENTERTAINMENT HOLDINGS, INC.

NAME	TITLE AND OCCUPATION

Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
Timothy Griffith	Director and President; Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Director and Vice President, Secretary; Executive Vice President-General Counsel of Hallmark Cards, Incorporated

HALLMARK ENTERTAINMENT INVESTMENTS CO.

NAME	TITLE AND OCCUPATION

Dwight C. Arn	Director; Associate General Counsel of Hallmark Cards, Incorporated
Glenn Curtis	Director; Executive Vice President and Chief Financial Officer of Starz, LLC
Brian E. Gardner	Director and President, Secretary; Executive Vice President-General Counsel of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Irvine O. Hockaday, Jr.	Director; former President and Chief Executive Officer of Hallmark Cards, Incorporated
Brad Moore	Director; President-Hallmark Hall of Fame Productions, Inc.
Deanne R. Stedem	Director; Associate General Counsel of Hallmark Cards, Incorporated

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns.  To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock.  To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

	Class A	Class B
Name	Common Stock	Common Stock

Steve Doyal	1,500
David E. Hall (1)	53,217,580	30,670,422
Donald J. Hall, Jr. (1)	53,217,580	30,670,422
Irvine O. Hockaday, Jr.(2)	40,795
Deanne R. Stedem	1,000

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated.  Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2) Includes 4,098 shares of underlying Class A Common Stock options that have vested.